CONSENT OF TOM GARAGAN

In connection with the technical information attributed to the undersigned in the following reports or documents, each of which are incorporated by reference into the registration statement on Form 40-F (the "Form 40-F") being filed by B2Gold Corp. (the "Company") with the United States Securities and Exchange Commission, the undersigned hereby consents to reference to the undersigned's name and the following report or document, or the information derived from the following report or document, incorporated by reference into the Form 40-F:

1) the report dated February 25, 2013 entitled, "NI 43-101 Technical Report Feasibility Study: Otjikoto Gold Project, Province of Otjozondjupa, Republic of Namibia" (the "Otjikoto Report");
2) the Company's press releases dated January 20, 2012, April 16, 2012 and June 28, 2012 which include references to my name in connection with technical information relating to the Primavera project;
3) the Company's press releases dated January 23, 2012, January 18, 2013, and January 29, 2013 which include references to my name in connection with technical information relating to the Company's exploration and production;
4) the Company's annual information form dated March 30, 2012 which includes references to my name in connection with mineral reserve and resource estimates for the Otjikoto project;
5) the Company's press release dated April 5, 2012 which includes references to my name in connection with mineral reserve and resource estimates for the Jabali, La Libertad and Otjikoto projects;
6) the Company's press release dated April 24, 2012 which includes references to my name in connection with technical information relating to the Gramalote project;
7) the Company's management information circular dated November 19, 2012 which includes references to my name in connection with mineral reserve and resource estimates for the Otjikoto project;
8) the Company's press releases dated December 11, 2012 and April 10, 2013 which include references to my name in connection with technical information relating to the Otjikoto project;
9) the Company's press release dated January 10, 2013 which includes references to my name in connection with information relating to the Otjikoto Report and the properties described therein; and
10) the Company's annual information form dated March 28, 2013 which includes references to my name in connection with mineral reserve and resource estimates for the Otjikoto project and information relating to the Otjikoto Report and the properties described therein.

By: Tom Garagan

Date: April 30, 2013